Sealed Air Corporation

200 Riverfront Boulevard

Elmwood Park, NJ 07407

(201) 791-7600

Via EDGAR

September 18, 2013

Ms. Melissa N. Rocha

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sealed Air Corp/DE

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 1, 2013

File No. 1-12139

Dear Ms. Rocha:

This letter is submitted on behalf of Sealed Air Corporation (the “Company”) in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (“Form 10-K”) as set forth in your letter to me dated August 13, 2013.

To assist your review, we have included the text of the Staff’s comments in italics below.

Form 10-K for Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Components of Change in Net Sales, page 26

1.	We note from your revenue recognition accounting policy on page 51 that your rebates and other allowances as a percentage of gross sales have increased significantly since 2010. Please provide draft disclosure to be included in future filings that discusses and explains your rebate and allowance trend and whether you expect your existing rebate and allowance level to continue.

Company Response:

In response to your comment, assuming that facts and circumstances do not change, the Company is providing the following draft disclosure the Company intends to include in the revenue recognition section, of the significant accounting policies footnote in the notes to consolidated financial statements for future filings of annual reports on Form 10-K:

“Charges for rebates and other allowances were approximately X% of gross sales in 2013, 12% of gross sales in 2012 and 7% of gross sales in 2011. Charges for rebates and other allowances as a percentage of gross sales increased in 2012 as compared with 2011, primarily due to the incremental impact of rebates and other allowances associated with the acquired Diversey business in the fourth quarter of 2011. We expect 2014 rebates and other allowances to be approximately the same percentage of gross sales as in 2013.”

Operating (Loss) Profit, page 30

2.	We note that throughout your year-over-year segment analysis, you attribute changes in net sales within each segment to “favorable product/price mix” primarily from the benefits of pricing actions implemented to offset rising raw material costs. In future filings please disclose the specific changes in product/price mix and fluctuations in raw material costs, including the reasons for such changes, so that an investor may understand the particular impact on each segment. Further, in future filings, discuss whether you believe these factors are the result of a trend and, if so, whether you expect it to continue and how it may impact your available liquidity. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Company Response:

In response to your comment, the Company acknowledges the disclosure requirements and guidance set forth in Item 303 of Regulation S-K and SEC Release No. 33-8350 and will enhance its disclosures in future filings to include the specific changes in product/price mix and fluctuations in raw material costs, including the reason for such changes, when material and applicable, so that an investor may understand the particular impact on each segment. The Company will include these disclosures in its “Operating (Loss) Profit” section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”). Further, the Company will also discuss, when material and applicable, whether it believes these factors are the result of a trend and, if so, whether the Company expects the trend to continue and how it may impact its available liquidity.

Impairment of Goodwill and Other Intangible Assets, page 29

3.	Your disclosure in footnote 8 of your financial statements currently provides investors with a general sense of impairment indicators that lead to your asset impairments, such as business performance, long-term market conditions and business trends. Please provide draft disclosure to be included in future filings that expands your MD&A disclosure to address the specific events and circumstances that lead to your significant impairment charges in 2012. Your MD&A should provide a more robust analysis of the key factors and indicators you cite and provide investors with a clearer understanding of the specific business performance issues, market conditions and business trends in the various components of your operations that led you to conclude impairment indicators were present.

Company Response:

In response to your comment, assuming that facts and circumstances do not change, included below is incremental draft disclosure that the Company intends to include in the MD&A section of its Form 10-Q for the quarterly period ending September 30, 2013 and in its Annual Report on Form 10-K for the fiscal year ending December 31, 2013.

MD&A Disclosure:

“During the third quarter of 2012, due to the continuing unfavorable economic conditions primarily in Europe and North America, we re-evaluated the near and long-term expected business performance of our Diversey business. Our Diversey business had experienced operating results that were significantly lower than expected during the first half of 2012 and lower than originally forecasted at the time of the acquisition of Diversey in 2011. Also during the third quarter of 2012, we started our annual multi-year strategic forecasting and planning process, which is prepared for all reporting units in the second half of each year. In connection with this process, we re-evaluated the near and long-term expected business performance of the Diversey business and considered the long-term market conditions and business trends within each of the Diversey regional reporting units. As a result of our re-evaluation, we determined that our European business was not expected to achieve any significant growth until late 2013 or 2014. Additionally, in North America, we were not able to pass along to our customers, increases in raw material costs that began in late 2011 and continued into 2012, consequently causing margins to be significantly lower than originally expected. Also, the impact of lower sales and increases in raw material costs in Latin America caused that region’s operating results to be lower than expected. When we factored the impact of these unfavorable conditions into our strategic forecasting and planning process, we determined that these were significant indicators of potential impairment in accordance with ASC 350, “Intangibles-Goodwill and Other”. Accordingly, we performed an interim impairment test for both the goodwill and long-lived assets of the Diversey European, North American and Latin American reporting units.

During the fourth quarter of 2012, we began to operate under our new business division structure, which created the Institutional & Laundry (“I&L”) and Hygiene Solutions (which is included in the Food & Beverage segment) reporting units from the previous legacy Diversey segment. In connection with this new business division structure, we revised our multi-year forecast under the new reporting unit structure.

Included in the revised multi-year forecast was our expectation that there would be further economic weakness in Europe, particularly in Southern Europe, which was more severe than we initially forecasted during our third quarter 2012 interim impairment review at the end of the third quarter of 2012. The I&L and Hygiene Solutions reporting units both derive a significant portion of their revenue from Europe. Also, included in the revised multi-year forecast for the I&L and Hygiene Solutions reporting units were the reported results for these reporting units for the fourth quarter of 2012. The reported results for both the I&L and Hygiene Solutions reporting units were lower than originally forecasted at the end of the third quarter of 2012. In particular, the I&L reporting unit experienced lower volumes in its consumer brands and lower equipment sales in Europe as compared with the fourth quarter of 2011. In addition, the I&L reporting unit continued to incur higher sales and marketing expenses compared with the fourth quarter of 2011. During the fourth quarter of 2012, several new members of our senior management team believed that a new and enhanced business strategy was required to successfully operate both the I&L and Hygiene Solutions businesses. The combination of the factors mentioned above unfavorably impacted our near and long-term forecasted revenues and cash flows for the I&L and Hygiene Solutions reporting units.

At December 31, 2012, we considered the factors mentioned above, including our new business division structure, and we determined that further indicators of impairment were present. Accordingly, we performed an interim assessment of impairment of our goodwill and long-lived assets for the I&L and Hygiene Solutions reporting units.”

Liquidity and Capital Resources

Principal Sources of Liquidity, page 34

4.	Please tell us and disclose in future annual and quarterly filings the amount or percentage of cash and cash equivalents located outside of the U.S. and address the potential range of tax consequences you might incur, should you determine the need to repatriate cash. Please also address in your disclosure, your near-term expectations of whether cash currently held outside the U.S. will be needed to satisfy your obligations, dividends and other demands for cash in your U.S. operations.

Company Response:

In response to your comment, as of December 31, 2012, the Company had cash and cash equivalents of $680 million, of which approximately $300 million, or 44%, was located outside of the U.S. As of December 31, 2012, there were certain foreign government regulations restricting transfers on less than $50 million of the cash located outside of the U.S. As of December 31, 2012, the Company’s U.S. cash balances and committed liquidity facilities available to U.S. borrowers were sufficient to fund its U.S. operating requirements and capital expenditures, current debt obligations and dividends. The Company does not expect that in the near term cash located outside of the U.S. will be needed to satisfy its obligations, dividends and other demands for cash in its U.S. operations, except for the funding of payment of the Settlement agreement (as defined in the Form 10-K) if it were to be settled in the near term. Should we need to fund the payment of the Settlement agreement liability and related accrued interest in 2013, the Company expects that it would also repatriate cash from its international operations. The Company believes that the repatriation of its cash located outside of the U.S. would result in cash taxes of less than $10 million.

The Company will include the type of disclosure presented above in its future annual and quarterly reports, beginning with its Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2013.

5.

We note your risk factor disclosure on page 12 that discusses the fact that each subsidiary is a distinct legal entity and under certain circumstances, legal and contractual restrictions may limit your ability to obtain cash from your subsidiaries. Please tell us the nature of the restrictions on the ability of any consolidated subsidiaries and unconsolidated subsidiaries to transfer funds to the parent in the form of cash dividends, loans or advances (i.e. , borrowing arrangements, regulatory restraints, foreign government, etc.). Further tell us how you considered the disclosure requirements of Rules 4-08(e) and 5-04 of Regulation S-X.

Company Response:

In response to your comment, the Company advises the Staff that the primary restrictions on the ability of certain of its consolidated and unconsolidated subsidiaries to transfer funds to the parent in the form of cash dividends, loans or advances (“Distributions”) arise as a result of certain foreign government regulations limiting such transfers. The Company further advises the Staff that as of December 31, 2012 through the date of this letter, there were no restrictions under the Company’s financing agreements that would limit its subsidiaries’ ability to make Distributions.

The Company does have certain restrictions on its ability to pay dividends to its stockholders, subject to certain exceptions. The restricted payments covenant in the Company’s credit facility and senior notes indentures limit the Company’s ability to pay dividends, subject to certain exceptions. These restrictions are disclosed, in accordance with the requirements of Regulations S-X 4-08(e)(1) under “Dividends,” in Part II, Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, of its Form 10-K. These restrictions apply to all of the Company’s retained earnings and net income.

Retained earnings of 50% or less owned persons accounted for under the equity method were less than 1% of total retained earnings and is not material as of December 31, 2012 and, accordingly, that disclosure was not required under Regulation S-X 4-08(e)(2).

The Company confirms that restricted net assets of consolidated and unconsolidated subsidiaries and the parent’s equity in the undistributed earnings of 50% or less owned persons accounted for by the equity method together did not exceed 25% of consolidated net assets of the Company. Specifically, the Company informs the Staff that such amounts represented less than 8% of the Company’s consolidated net assets as of December 31, 2012. As a result, disclosure was not required under Regulation S-X 4-08(e)(3)(i) and (ii) or Schedule I of Regulation S-X 5-04.

The Company also considered the disclosure requirements of the other items included in Regulation S-X 5-04 and concluded that they were not applicable to its business and operations and accordingly disclosures were not required.

Net Cash provided by Operating Activities, page 35

6.	We note that despite substantially increasing your revenues as a result of your Diversey acquisition, your cash flows from operating activities have decreased compared to 2010 levels. Please provide draft disclosure to be included in future filings that provides more insightful disclosure regarding the primary sources and uses of cash and the key factors that are impacting growth in your operating cash flows. For instance, we note Deferred Taxes appear to have negatively impacted your operating cash flows in 2012; however, we note no discussion of such impacts in your operating cash flow discussion.

Company Response:

In response to your comment, assuming that facts and circumstances do not change, included below is additional draft disclosure that the Company intends to include in the MD&A section in its future annual and quarterly filings, beginning with its Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2013.

“Our primary sources of cash are the collection of trade receivables generated from the sales of our products and services to our customers and amounts available under our existing lines of credit, including our credit facility, and our accounts receivable securitization programs. Our primary uses of cash are payments for operating expenses, restructuring expenses, investments in working capital, capital expenditures, interest, taxes, dividends, debt obligations and other long-term liabilities. We believe that our current liquidity position and future cash flows from operations will enable us to fund our operations, including all of the items mentioned above, and the cash payment under the Settlement agreement should it become payable in the next 12 months. We expect to retain approximately $200 million of cash and cash equivalents following the payment of the cash portion of the Settlement agreement.

Cash flows provided by operating activities from continuing operations were $X million in 2013, $404 million in 2012 and $372 million in 2011. Fluctuations in net earnings, primarily due to the operating results of the Diversey business, cash payments related to restructuring activities and interest payments impacted the comparability of operating cash flows. Cash flows provided by operating activities from continuing operations were impacted by cash payments made under our various restructuring activities of $X million in 2013, $81 million in 2012 and $29 million in 2011. In addition, cash flows provided by operating activities from continuing operations were impacted by cash payments for interest of $X million in 2013, $323 million in 2012 and $135 million in 2011.

Changes in operating assets and liabilities, net of effects of businesses acquired were a net [source/use] of cash of $X million in 2013, as compared with a use of cash of $14 million in both 2012 and 2011.

In 2012, our adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities from continuing operations included a $318 million change in net deferred taxes. This amount primarily related to the impact of the deferred taxes recorded in connection with the non-cash impairment of other intangible assets, which is included in adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities from continuing operations to offset the impact of the non-cash tax benefit that is included in net (loss) earnings available to common stockholders from continuing operations.”

Critical Accounting Policies and Estimates

Goodwill, page 38

7.

We note that you have incurred significant goodwill and intangible asset impairment charges in 2012 and that your reporting units continue to be at risk of additional impairment. In this regard, we note the carrying value of your Institutional & Laundry reporting unit, which has allocated to it $1.1 billion of goodwill, is 12% higher than the fair value of the unit during the 2012 impairment test. Please enhance your critical accounting policy disclosures in future filings to include: a comprehensive description of the specific material assumptions that drive the estimated fair values including quantitative disclosure of those key assumptions and any changes in your key assumptions year over year; a discussion of the uncertainties associated with each key assumption; a discussion of potential events, trends and/or circumstances that could have a negative effect on estimated fair values, and a sensitivity analyses that demonstrate how changes in each key assumption would impact estimated fair values. Also, please discuss how you determined that the remaining goodwill allocated to the Institutional & Laundry segment is recoverable based on the fact that during the fourth quarter 2012 the carrying value exceeded fair value by 12%. As part of your response, please provide us with your proposed disclosure enhancements.

Company Response:

In response to your comment, assuming that facts and circumstances do not change, included below is draft disclosure that the Company intends to include in its Critical Accounting Policies section of the MD&A and in the goodwill and identifiable intangible assets footnote in its Annual Report on Form 10-K for the year ending December 31, 2013. Also, to assist in your review of this draft disclosure, the Company has underlined the specific proposed enhanced disclosures that will be included in its Critical Accounting Policy section for Goodwill and in its goodwill and identifiable intangible assets footnote in its Annual Report on Form 10-K for the year ending December 31, 2013.

“Critical Accounting Policies Disclosures

Goodwill

Goodwill is reviewed for possible impairment at least annually on a reporting unit level during the fourth quarter of each year. A review of goodwill may be initiated at times before or after conducting the annual analysis if events or changes in circumstances indicate the carrying value of goodwill may no longer be recoverable.

A reporting unit is the operating segment unless, at businesses one level below that operating segment — the “component” level — discrete financial information is prepared and regularly reviewed by management, and the component has economic characteristics that are different from the economic characteristics of the other components of the operating segment, in which case the component is the reporting unit.

The goodwill impairment test involves a two-step process. In step one, we compare the fair value of each of our reporting units with goodwill to its carrying value, including the goodwill allocated to the reporting unit. If the fair value of the reporting unit exceeds its carrying value, there is no indication of impairment and no further testing is required. If the fair value of the reporting unit is less than the carrying value, we must perform step two of the impairment test to measure the amount of impairment loss, if any. In step two, the reporting unit’s fair value is allocated to all of the assets and liabilities of the reporting unit, including any unrecognized intangible assets, in a hypothetical analysis that calculates the implied fair value of goodwill in the same manner as if the reporting unit were being acquired in a business combination. If the implied fair value of the reporting unit’s goodwill is less than the carrying value, the difference is recorded as an impairment loss.

We use a fair value approach to test goodwill for impairment. We must recognize a non-cash impairment charge for the amount, if any, by which the carrying amount of goodwill exceeds its implied fair value. We derive an estimate of fair values for each of our reporting units using a combination of an income approach and appropriate market approaches, each based on an applicable weighting. We assess the applicable weighting based on such factors as current market conditions and the quality and reliability of the data. Absent an indication of fair value from a potential buyer or similar specific transactions, we believe that the use of these methods provides a reasonable estimate of a reporting unit’s fair value.

Fair value computed by these methods is arrived at using a number of factors, including projected future operating results, anticipated future cash flows, effective income tax rates, comparable marketplace data within a consistent industry grouping, and the cost of capital. There are inherent uncertainties, however, related to these factors and to our judgment in applying them to this analysis. Nonetheless, we believe that the combination of these methods provides a reasonable approach to estimate the fair value of our reporting units. Assumptions for sales, net earnings and cash flows for each reporting unit were consistent among these methods.

Income Approach Used to Determine Fair Values

The income approach is based upon the present value of expected cash flows. Expected cash flows are converted to present value using factors that consider the timing and risk of the future cash flows. The estimate of cash flows used is prepared on an unleveraged debt-free basis. We use a discount rate that reflects a market-derived weighted average cost of capital. We believe that this approach is appropriate because it provides a fair value estimate based upon the reporting unit’s expected long-term operating and cash flow performance. The projections are based upon our best estimates of projected economic and market conditions over the related period including growth rates, estimates of future expected changes in operating margins and cash expenditures. Other significant estimates and assumptions include terminal value long-term growth rates, provisions for income taxes, future capital expenditures and changes in future cashless, debt-free working capital.

As discussed in Note X, “Goodwill and Identifiable Intangible Assets,” the I&L and Hygiene Solutions reporting units continue to be at risk for future impairment. Critical assumptions that the Company used in performing the income approach for the I&L and Hygiene Solutions reporting units for the fourth quarter 2012 interim goodwill impairment review include the following:

•	Applying a compounded annual growth rate of 2.3% for forecasted sales for the I&L and Hygiene Solutions reporting units in our projected future cash flows through 2017.

•	Applying a terminal value growth rate beyond 2017 of 3% for the I&L and Hygiene Solutions reporting units to reflect our estimate of stable and perpetual growth.

•	Determining an appropriate discount rate to apply to our projected cash flow results. This discount rate reflects, among other things, certain risks due to the uncertainties of achieving the cash flow results and the growth rates assigned. The discount rates applied were 11.3% for the I&L reporting unit and 12.2% for the Hygiene Solutions reporting unit.

•	A weighting of the results of the income approach of 80% of our overall fair value calculation.

Changes in any of these assumptions could materially impact the estimated fair value of the I&L and Hygiene Solutions reporting units. Our forecasts take into account the near and long-term expected business performance, considering the long-term market conditions and business trends within the I&L and Hygiene Solutions reporting units. For example, our current I&L and Hygiene Solutions forecasts include an assumption of a modest economic recovery for Europe beyond 2014 based on available information including a third party international and global economic report. Given the significant amount of revenue we generate for the I&L and Hygiene Solutions businesses in Europe, the failure to realize or capitalize from this economic recovery may impact our ability to recover the allocated goodwill in the future. For further discussion of the factors that could result in a change in our assumptions, see “Risk Factors” in this Annual Report on Form 10-K, and our other filings with the SEC.

Market Approaches Used to Determine Fair Values

Each year we consider various relevant market approaches that could be used to determine fair value.

The first market approach estimates the fair value of the reporting unit by applying multiples of operating performance measures to the reporting unit’s operating performance [(the “Public Company Method”)]. These multiples are derived from comparable publicly-traded companies with similar investment characteristics to the reporting unit, and such comparables are reviewed and updated as needed annually. We believe that this approach is appropriate because it provides a fair value estimate using multiples from entities with operations and economic characteristics comparable to our reporting units and the Company. The second market approach is based on the publicly traded common stock of the Company, and the estimate of fair value of the reporting unit is based on the applicable multiples of the Company [(the “Quoted Price Method”)]. The third market approach is based on recent mergers and acquisitions of comparable publicly-traded and privately-held companies in our industries [(the “Mergers and Acquisition Method”)].

The key estimates and assumptions that are used to determine fair value under these market approaches include trailing and future 12-month operating performance results and the selection of the relevant multiples to be applied. Under the first and second market approaches, a control premium, or an amount that a buyer is usually willing to pay over the current market price of a publicly traded company, is applied to the calculated equity values to adjust the public trading value upward for a 100% ownership interest, where applicable.

In order to assess the reasonableness of the calculated fair values of our reporting units, we also compare the sum of the reporting units’ fair values to our market capitalization and calculate an implied control premium (the excess of the sum of the reporting units’ fair values over the market capitalization). Sealed Air evaluates the control premium by comparing it to control premiums of recent comparable market transactions. If the implied control premium is not reasonable in light of these recent transactions, Sealed Air will reevaluate its fair value estimates of the reporting units by adjusting the discount rates and/or other assumptions.

For the fourth quarter 2012 interim goodwill impairment review of the I&L and Hygiene Solutions reporting units, we evaluated each of the above market approaches and determined that the Public Company and Quoted Price Methods provided the most reliable measures of fair value because they were deemed to be a reliable proxy for the I&L and Hygiene Solutions reporting units. We applied a combined weighting of 20% to the two market approaches when determining the fair value of each of the reporting units.

If our assumptions and related estimates change in the future, or if we change our reporting unit structure or other events and circumstances change (such as a sustained decrease in the price of our common stock, a decline in current market multiples, a significant adverse change in legal factors or business climates, an adverse action or assessment by a regulator, heightened competition, strategic decisions made in response to economic or competitive conditions or a more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or disposed of), we may be required to record impairment charges in future periods. Any impairment charges that we may take in the future could be material to our consolidated results of operations and financial condition.

See Note X, “Goodwill and Identifiable Intangible Assets,” for details of our goodwill balance and the goodwill review performed in 2012 and other related information.”

Assuming that facts and circumstances do not change, the Company proposes to enhance its disclosures in the goodwill and identifiable intangible assets footnote included in its Annual Report on Form 10-K for the year ended December 31, 2013 to provide the details about how we determined that the remaining goodwill allocated to its I&L reporting unit was recoverable even though its carrying value exceeded its fair value by 12% in the fourth quarter of 2012.

The Company’s proposed enhanced disclosures are as follows:

“As discussed in our description of the I&L impairment above, since the reporting unit’s fair value in step one was lower than the reporting unit’s carrying value we were required to perform step two of the goodwill impairment test. In step two, the reporting unit’s fair value from step one was allocated to all of the assets and liabilities of the reporting unit, including any unrecognized intangible assets, in an analysis that calculates the implied fair value of goodwill in the same manner as if the reporting unit was being acquired in a business combination.

As described in more detail above, prior to performing step one of the I&L goodwill interim impairment review we also evaluated the recoverability of the reporting unit’s long lived assets, including indefinite-lived intangible assets. The fair value of certain of these indefinite-lived assets (certain trademarks) was lower than their carrying values. As a result, we recorded a pre-tax impairment charge.

We also determined prior to performing step one of the goodwill impairment review that the undiscounted cash flows for the asset groups within the I&L reporting unit, including customer relationships exceeded their carrying values. Accordingly, no impairment charge was required.

The fair values assigned to the assets and liabilities in step two of the I&L goodwill impairment test were determined in accordance with ASC 820, “Fair Value Measurements and Disclosures”. The Company estimated the fair value of the customer relationships using an excess earnings method under an income approach. The key assumptions for this method are a projection of future revenue and profitability as determined by management, the expected survivorship and discount rate. As a result, our step two analysis with respect to the I&L reporting unit yielded fair values for our customer relationship intangible assets that were less than their carrying value. We also determined that there was no material fair value to assign to unrecognized intangible assets.

As a result of completing the step two goodwill impairment test, we determined that the implied fair value of the reporting unit’s goodwill was less than its carrying value. Accordingly, we recorded an additional goodwill impairment charge for the I&L reporting unit of $97 million, which is included in impairment of goodwill and other intangible assets in the consolidated statements of operations. The Company determined that the remaining goodwill of $1,143.1 million allocated to the I&L reporting unit after the completion of step two was recoverable.

The fair value of the I&L reporting unit remains 12% below its carrying value because the fair value of the customer relationship intangible assets within the reporting unit determined in step two was below their carrying value. As discussed above, the asset groups containing these customer relationships were also tested for impairment and determined to have undiscounted cash flows that exceeded their carrying values. Accordingly no impairment of the customer relationship intangible assets was required.

If the fair value determined under step one of the goodwill impairment test does not increase in future periods, the Company may fail step one of the goodwill impairment test again and be required to perform step two. In performing step two, the fair value would again have to be allocated to all of the assets and liabilities of the reporting unit. Therefore, any potential goodwill impairment charge would be dependent upon the estimated fair value of the reporting unit at that time and the outcome of step two of the impairment test. The fair values of the assets and liabilities of the reporting unit, including the intangible assets could vary depending on the various factors as discussed above.

Financial Statements

Note 5 – Segments, page 55

8.	In future filings, please provide product line disclosures as required by ASC 280-10-50-40.

Company Response:

In response to your comment, the Company respectfully submits to the Staff that since our segments are aligned in accordance with groups of similar products, the Company believes it is in compliance with product line disclosures as required by ASC 280-10-50-40. In addition, beginning with its Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2013, , assuming that facts and circumstances do not change, the Company will enhance its disclosures in its segment footnote to clarify that our segments are aligned with groups of similar products.

Note 15 Profit Sharing, Retirement Savings Plans and Defined Benefit Pension Plans

Defined Benefit Pension Plans, page 66

9.	We note your net periodic pension costs disclosure states that your U.S. and non-U.S. pension costs have been “charged to operations”. Please tell us and disclose in future filings the amount of net periodic pension cost you have charged to costs of sales as well as the amount currently recorded in inventory for each period presented.

Company Response:

In response to your comment, the Company advises the Staff and is providing below the draft disclosure that the Company, assuming that facts and circumstances do not change, intends to include in future Annual Reports on Form 10-K:

	2013		2012	2011
“Net periodic benefit cost (in millions):
U.S. and non-U.S net periodic benefit cost included in cost of sales	$	X.X	$5.9	$5.7
U.S. and non-U.S net periodic benefit cost included in selling, general and administrative expenses		X.X	11.7	10.8

Total	$	X.X	$17.6	$16.5

The amount recorded in inventory as of December 31, [2013], 2012 and 2011 was not material.”

Note 17 – Income Taxes, page 72

10.	We note your risk factor disclosure on page 13 which states that your tax benefit may be significantly reduced resulting in increased tax expense if you fund the Settlement agreement after 2013. Please expand your disclosures beginning with your next quarterly report to explain the facts and circumstances that will cause you to potentially realize a reduced tax benefit and quantify and disclose the amount of the potential tax effects if the Settlement funding is delayed beyond 2013.

Company Response:

In response to your comment, the Company agrees with your comment and suggestion and has expanded its disclosure in the MD&A section of its Quarterly Reports on Form 10-Q for the Quarterly Periods ended March 31, 2013 and June 30, 2013.

Included in the income taxes sections of the MD&A of the Company’s Quarterly Report on Form 10-Q for the periods ended March 31, 2013 and June 30, 2013, the Company stated the following: “Our tax benefit with respect to the Settlement agreement may be significantly reduced resulting in an increased tax expense if the funding of the Settlement agreement occurs later than 2013 or the price of our common stock at the time of funding of the Settlement agreement is less than $17.86 per share. These conditions could result in a significant increase in our effective tax rate and could have a material adverse effect on our consolidated results of operations in the periods in which these conditions occur. For example, a delay in funding the Settlement agreement until 2014, could require us to increase our valuation allowance, resulting in an increased tax expense of as much as $50 million in 2013.”

In the Company’s description of its tax benefits in the Settlement agreement and Related Costs section of the Material Commitments and Contingencies section of the MD&A, the Company stated the following: “We intend to carry back a significant portion of the loss resulting from our deduction under the Settlement agreement. The efficiency of any amount carried back and the benefit therefrom, as well as the benefit from the amount carried forward, may depend upon, among other factors, the year we fund the Settlement agreement. Our tax benefit may be significantly reduced resulting in an increased tax expense which could have a material adverse effect on our consolidated results of operations if we fund the Settlement agreement later than 2013 or are unable to generate sufficient U.S. taxable income. For example, a delay in funding the Settlement agreement until 2014, could require us to increase our valuation allowance, resulting in an increased tax expense of as much as $50 million in 2013. The timing of our funding, however, is subject to factors beyond our control. Other facts that will impact our tax benefit include the amount of cash we pay, our tax position and the applicable tax codes, our past and anticipated future earnings in the U.S., as well as the price or our common stock at the time we fund the Settlement agreement.”

The Company will include the disclosure presented above, to the extent applicable and appropriate, in its Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2013.

11.	Given the significant uncertainties you discuss in your contingency disclosures and the substantial amount of time that has lapsed since initially entering into your Settlement agreement in 2002, coupled with your disclosure noted above regarding the significant tax effects of a further delay in funding the Settlement beyond 2013, please tell us your basis for concluding that your deferred tax asset for the Settlement agreement is more- likely-than-not realizable. We further note that you are also currently in a three year cumulative loss position, which represents a significant piece of negative evidence in assessing the future realization of your deferred tax assets. Please refer to ASC 740-10-30-23 and provide us with your analysis in support of your future realization conclusion.

Company Response:

In response to your comment, in determining whether a deferred tax asset related to the Company’s Settlement agreement is more likely than not realizable and the need for a valuation allowance and the amount needed if an allowance is required, the Company considers all available positive and negative evidence.

As described below, the Company believes that there is significant positive evidence that led the Company to conclude the net deferred tax asset with respect to the Settlement agreement is more likely than not realizable.

Sources of Positive Evidence:

First, the Company is planning to elect a 10-year carryback of a significant portion of its tax deduction from the Settlement agreement payment representing more than *% of its net deferred tax asset with respect to the Settlement agreement. The Company believes that the Settlement agreement payment related to the asbestos claims qualifies as a specified liability loss eligible to be carried back 10 years. As a result, the Company considered the carryback capacity that exists in the 10 year carryback period objective positive evidence that supports realizing most of the net deferred tax asset relating to the Settlement agreement.

Second, the Company has significant U.S. taxable temporary differences (the deferred tax asset related to the Settlement agreement is only deductible against U.S. taxable income) that will reverse during the 20 year carryforward period that would apply to any net operating loss carried forward as a result of the Settlement agreement. The Company considered the reversing taxable temporary differences objective positive evidence of a source of future taxable income that will support realizing a portion of the deferred tax asset attributable to any net operating loss carried forward as a result of the Settlement agreement.

As of December 31, 2012, the remaining deferred tax asset related to the Settlement agreement, net of applicable valuation allowances and other reserves, after taking into account the reversing taxable temporary differences was approximately *% of the deferred tax asset balance related to the Settlement agreement as of December 31, 2012. This remaining deferred tax asset will be carried forward to future periods.

In determining whether the remaining deferred tax asset related to the Settlement agreement that will be carried forward is more likely than not realizable, the Company reviewed the nature of its net loss from continuing operations for 2012 and the cumulative (losses) earnings from continuing operations before income tax (benefit) provision incurred for the three year period ended December 31, 2012. The Company believes that the causes of this cumulative loss are primarily attributable to circumstances that are not indicative of our ability to generate profitability in future years. The primary contributors to this cumulative loss include the following U.S.-related expenses:

•	Non–deductible goodwill and other non-deductible asset impairment charges totaling $1.383 billion in 2012;

*	Certain portions have been omitted in accordance with a request for confidential treatment that the Company has submitted to the Securities and Exchange Commission. Omitted information has been submitted separately with the Securities and Exchange Commission.

•	Costs related to the acquisition and integration of Diversey of $2 million in 2012 and $55 million in 2011; and

•	Losses on debt redemptions of $27 million in 2012 and $39 million in 2010.

In addition to the above analysis, the Company has a long history of profitability in the U.S. Before 2011, the Company had not incurred a pretax loss in the U.S. since 2002 and the 2002 loss was solely due to the Settlement agreement. The Company anticipates continued profitability in the U.S. in the future, especially as the Company reduces its debt (as anticipated) and experiences a reduction in related interest expense.

As a result of the above analysis, the Company considered its historic profitability, exclusive of the charges that significantly contributed to the three year cumulative loss position at December 31, 2012, together with its expectation of future profits and the 20 year carryforward applicable to any remaining net operating loss carryforward from the Settlement agreement positive evidence that supports recognizing the remaining portion of the deferred tax asset for the Settlement agreement that is dependent upon future earnings.

As a result of the consideration of the factors discussed above, the Company believes that it is more likely than not that it will be able to realize its net deferred tax asset with respect to the Settlement agreement.

Item 9 – Internal Control over Financial Reporting

12.	Please confirm to us as it relates to your 2012 Form 10-K, the disclosure requirements of Item 308(C) of Regulations S-K and disclose in future filings, whether there have been any changes in the fourth quarter that have materially affected, or are reasonably likely to material affect, your internal control over financial reporting.

Company Response:

In response to your comment, the Company confirms there were no changes in internal control over financial reporting that occurred during the quarter ended December 31, 2012, that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Additionally, the Company will disclose in its future Form 10-K filings whether there have been any changes in future fourth quarters that have materially affected, or are reasonably likely to material affect, the Company’s internal control over financial reporting.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact William G. Stiehl, the Company’s Controller and Principal Accounting Officer at (201) 703-4329, Norman D. Finch Jr., the Company’s Vice President, General Counsel and Secretary at (201) 703-4220, or me at (201) 703-4110 should you require any further information, or clarification, or have any questions.

Sincerely,

/s/ Carol P. Lowe

Carol P. Lowe
Senior Vice President and Chief Financial Officer

cc:	Kevin Stertzel, Securities and Exchange Commission
Leland Benton, Securities and Exchange Commission
Jerome A. Peribere, President and Chief Executive Officer, Sealed Air Corporation
William G. Stiehl, Controller and Principal Accounting Officer, Sealed Air Corporation
Norman D. Finch Jr.,Vice President, General Counsel and Secretary, Sealed Air Corporation
KPMG LLP
Simpson, Thacher & Bartlett LLP